Filed Pursuant to 424(b)(3)

File No. 333-222581

PROSPECTUS SUPPLEMENT NO. 1 To Prospectus dated May 23, 2018

PAVmed Inc.

Subscription Rights to Purchase Up to 9,000,000 Units

Consisting of an Aggregate of Up to 9,000,000 Shares of common stock and 9,000,000 Series Z Warrants to Purchase Up to 9,000,000 Shares of common stock at a Subscription Price of $1.15 Per Unit

This Prospectus Supplement No. 1 amends and supplements the prospectus dated May 23, 2018 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-222581) pursuant to which we distributed to holders of our common stock, at no charge, up to 17,509,654 non-transferable Subscription Rights to purchase units, but we will only accept subscriptions for 9,000,000 units (the “Subscription Cap”). Each unit, which we refer to as a “Unit”, consists of one share of our common stock and one Series Z Warrant. We refer to the distribution that is the subject of the Prospectus and this Prospectus Supplement No. 1 as the “Rights Offering”. This Prospectus Supplement No. 1 is being filed to amend and supplement certain information included in the Prospectus with the information contained in this Prospectus Supplement No. 1.

In the Rights Offering, holders received one Subscription Right for every share of common stock owned at 5:00 p.m., Eastern Time, on May 21, 2018, the record date of the Rights Offering or the “Record Date”.

We are filing this Prospectus Supplement No. 1 to: (i) change the subscription price for each Unit from $2.25 to $1.15 and (ii) reflect that the shares of common stock and Series Z Warrants that comprise the Units will each be separately tradeable immediately upon issuance and holders will no longer need to wait for the components of the Units to separate for up to ninety days after the date of issuance.

This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus. To the extent there is a discrepancy between the information contained in this Prospectus Supplement No. 1 and the information in the Prospectus, the information contained herein supersedes and replaces such conflicting information.

Holders of the Subscription Rights who have already exercised their Subscription Rights at $2.25 per Unit will be considered to have exercised their subscription rights at $1.15 per Unit and will receive an appropriate refund as soon as practicable after the termination or expiration of the Rights Offering, without interest or penalty.

We have not entered into any standby purchase agreement or other similar arrangement in connection with the Rights Offering. The Rights Offering is being conducted on a best-efforts basis and there is no minimum amount of proceeds necessary to be received in order for us to close the Rights Offering.

We have engaged Maxim Group LLC and Dawson James Securities, Inc. to act as the dealer-managers in the Rights Offering.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 24 of the Prospectus. You should carefully consider these risk factors, as well as the information contained in the Prospectus, before you invest.

Our board of directors reserves the right to terminate the Rights Offering for any reason any time before the closing of the Rights Offering. If we terminate the Rights Offering, all subscription payments received will be returned as soon as practicable, without interest or deduction. We expect the Rights Offering to expire on or about June 7, 2018, subject to our right to extend the Rights Offering, and that we would close on subscriptions within five Business Days of such date.

Our common stock and Series Z Warrants are listed on the Nasdaq Capital Market, or Nasdaq, under the symbols “PAVM” and “PAVMZ,” respectively. On May 30, 2018, the last reported sale price of our common stock on Nasdaq was $1.22 per share and the last reported sale price of our Series Z Warrants on Nasdaq was $0.50. The Subscription Rights are non-transferrable and will not be listed for trading on Nasdaq or any other securities exchange or market. You are urged to obtain a current price quote for our common stock and our Series Z Warrants before exercising your Subscription Rights.

	Per Unit	Total(2)
Subscription price	$1.15	$10,350,000
Dealer-Managers fees and expenses (1)	$0.092	$828,000
Proceeds to us, before expenses	$1.06	$9,522,000

(1)	In connection with this Rights Offering, we have agreed to pay to Maxim Group LLC and Dawson James Securities, Inc. as the dealer-managers a cash fee equal to 8.0% of the gross proceeds received by us directly from exercises of the Subscription Rights. We have also agreed to reimburse the dealer-managers for their expenses up to $85,000. For additional information regarding the dealer-managers’ compensation, see “Plan of Distribution.”

(2)	Assumes the Rights Offering is fully subscribed, but excludes proceeds from the exercise of the Series Z Warrants included within the Units.

Our board of directors is making no recommendation regarding your exercise of the Subscription Rights. You should carefully consider whether to exercise your Subscription Rights before the Expiration Date. You may not revoke or revise any exercises of Subscription Rights once made.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

Dealer-Managers

Maxim Group LLC	Dawson James Securities, Inc.

The date of this Prospectus Supplement is June 1, 2018

This Prospectus Supplement No. 1 amends and supplements the Prospectus to:

●	reflect the reduction of the Subscription Price of the non-transferable subscription rights from $2.25 per Unit to $1.15 per Unit;

●	reflect that the shares of common stock and Series Z Warrants that comprise the Units will be separately tradeable immediately upon issuance and holders will no longer need to wait for the components of the Units to separate for up to ninety days after the date of issuance;

●	reflect that the maximum gross proceeds of the Rights Offering will be $10,350,000 and the net proceeds of the Rights Offering will now be approximately $9,337,000; and

●	to make related changes.

All references to: (i) the price per Unit of $2.25 are hereby amended to $1.15 per Unit, (ii) gross proceeds of $20,250,000 are hereby amended to $10,350,000 and (iii) net proceeds of $18,445,000 are hereby amended to $9,337,000.

The Summary of the Rights Offering and Dilution sections on pages 22 and 32, respectively, of the Prospectus are hereby replaced by the following new Summary of the Rights Offering and Dilution sections (which reflect the change to the subscription price of the non-transferable subscription rights).

This Prospectus Supplement No. 1 should be read in conjunction with and is qualified by reference to the Prospectus, except to the extent that the information provided by this Prospectus Supplement No. 1 supersedes the information contained in the Prospectus.

Summary of the Rights Offering

Securities to be Offered	We are distributing to you, at no charge, one non-transferable Subscription Right to purchase one Unit for every share of our common stock that you owned on the Record Date. Each Unit consists of one share of common stock and one Series Z Warrant. We will only accept subscriptions up to the Subscription Cap. The common stock and Series Z Warrants underlying the Units will each trade as a separate security immediately upon the date of issuance.

Size of Rights Offering	Up to 9,000,000 Units.

Subscription Price	$1.15 per Unit.

Series Z Warrants	Each Series Z Warrant, listed for trading on Nasdaq under the symbol “PAVMZ”, entitles the holder to purchase one share of common stock at an exercise price of $1.60 per share from the date on which the Series Z Warrant is issued through its expiration on April 30, 2024, or earlier upon certain redemption provisions. Commencing on the first anniversary of the issuance date of the Series Z Warrants, the Company may redeem the outstanding Series Z Warrants, at the Company’s option, in whole or in part, at a price of $0.01 per warrant: at any time while the warrants are exercisable; upon a minimum of 30 days’ prior written notice of redemption; if, and only if, the volume weighted average closing price of the Company’s common stock equals or exceeds $9.00 (subject-to adjustment) for any 20 out of 30 consecutive trading days ending three Business Days before the Company issues its notice of redemption, and provided the average daily trading volume in the stock is at least 20,000 shares per day; and, if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

Record Date	5:00 p.m., Eastern Time, May 21, 2018.

Subscription Right	Each Subscription Right consists of a Basic Subscription Right and an Over-subscription Privilege.

Basic Subscription Right	Your Basic Subscription Right will entitle you to purchase one Unit at the Subscription Price, subject to the pro rata reductions as described herein resulting from the Subscription Cap and the stock ownership limitations described elsewhere in this Prospectus.

Over-subscription Privilege	If you exercise your Basic Subscription Rights in full, you may also choose to purchase a portion of any Units that are not purchased by our other holders through the exercise of their Basic Subscription Rights, subject to the pro rata reductions as described herein resulting from the Subscription Cap and the stock ownership limitations described elsewhere in this Prospectus.

Expiration Date	The Subscription Rights will expire at 5:00 p.m., Eastern Time, on the Expiration Date.

Procedure for Exercising Subscription Rights

To exercise your Subscription Rights, you must take the following steps:

If you are a record holder of our common stock, you must deliver payment and a properly completed Rights Certificate to the Subscription Agent to be received before 5:00 p.m., Eastern Time, on the Expiration Date. You may deliver the documents and payments by first class mail or courier service. If you use first class mail for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If you are a beneficial owner of shares that are registered in the name of a broker, dealer, bank or other nominee, you should instruct your broker, dealer, bank or other nominee to exercise your Subscription Rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 p.m., Eastern Time, on the Expiration Date.

Delivery of Shares and Series Z Warrants	As soon as practicable after the (i) expiration of the Rights Offering, (ii) payment for the Units subscribed for has cleared, and (iii) all prorating calculations and reductions contemplated by the terms of the Rights Offering have been effected, the Subscription Agent will arrange for the issuance of the Units, consisting of one share common stock and one Series Z Warrant as soon as practicable after the expiration of the Rights Offering. All shares and Series Z Warrants underlying the Units that are purchased in the Rights Offering will be issued in book-entry, or uncertificated, form meaning that you will receive a direct registration, or DRS, account statement from our transfer agent reflecting ownership of these securities if you are a holder of record of shares and warrants. If you hold your shares and Series Z Warrants underlying the Units in the name of a bank, broker, dealer, or other nominee, DTC will credit your account with your nominee with the securities you purchased in the Rights Offering.

Transferability of Subscription Rights	The Subscription Rights are not transferable.

Transferability of Series Z Warrants	The Series Z Warrants will be immediately tradeable on Nasdaq.

No Board Recommendation	Our board of directors is not making a recommendation regarding your exercise of the Subscription Rights. You are urged to make your decision to invest based on your own assessment of our business and financial condition, our prospects for the future, the terms of the Rights Offering, the information in this Prospectus and other information relevant to your circumstances. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our securities.

No Revocation	All exercises of Subscription Rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your Subscription Rights.

Use of Proceeds	Assuming the exercise of Subscription Rights to purchase all 9,000,000 Units of the Rights Offering, after deducting fees and expenses and excluding any proceeds received upon exercise of any Series Z Warrants, we estimate the net proceeds of the Rights Offering will be approximately $9,337,000. We intend to use the additional capital for research and development, including the development of our current pipeline and other related research and development, for general corporate purposes, and for general administrative expenses, working capital and capital expenditures. See “Use of Proceeds.”

Material U.S. Federal Income Tax Consequences	For U.S. federal income tax purposes, we do not believe you should recognize income or loss upon receipt or exercise of a Subscription Right. You should consult your own tax advisor as to the tax consequences of the Rights Offering in light of your particular circumstances. See “Material U.S. Federal Income Tax Consequences.”

Extension and Termination	Although we do not presently intend to do so, we may extend the Rights Offering for additional time in our sole discretion. Our board of directors may for any reason terminate the Rights Offering at any time before the completion of the Rights Offering.

Subscription Agent	Continental Stock Transfer & Trust Company

Information Agent	Morrow Sodali LLC

Questions

If you have any questions about the Rights Offering, please contact the Information Agent, Morrow Sodali LLC, at:

470 West Avenue

Stamford, Connecticut 06902

Stockholders please call toll-free: (800) 662-5200

Banks and Brokerage Firms please call: (203) 658-9400

Email: PAVM.info@morrowsodali.com

Market for Common Stock	Our common stock is listed on Nasdaq under the symbol “PAVM.”

Market for Series Z Warrants	Our Series Z Warrants are listed on Nasdaq under the symbol “PAVMZ.”

Dealer-Managers	Maxim Group LLC and Dawson James Securities, Inc.

DILUTION

Purchasers of Units in the Rights Offering will experience an immediate dilution of the tangible net book value per share of common stock. Tangible net book value per share is equal to total tangible assets less total liabilities, divided by shares of common stock.

The historical actual net book value as of March 31, 2018 is approximately $0.25 million, or approximately $0.01 per share of common stock.

After giving effect to the assumed purchase of 9,000,000 Rights Offering Units at $1.15 per Unit, resulting in the issue of a corresponding number of shares of common stock, and estimated net cash proceeds of approximately $9.4 million - the pro forma tangible net book value as of March 31, 2018 is approximately $9.6 million, or $0.36 per share of common stock, which represents a dilution of tangible net book value of $(0.79) per share to purchasers of the Rights Offering Units, summarized as follows:

Purchase price per unit of Rights Offering Units		$1.15
Tangible net book value per share as of March 31, 2018	$0.01
Increase in tangible net book value attributable to issue of Rights Offering Units	0.35
Tangible net book value per share as of March 31, 2018 on a pro forma basis		0.36
Tangible net book value dilution per share of common stock to purchasers of Rights Offering Units(1)		$(0.79)

(1)	If additional shares of common stock are issued in the future, a purchaser of Rights Offering Units may experience further dilution.

As presented herein, the computation of tangible net book value on a pro forma basis ascribes the estimated net cash proceeds resulting from the purchase price of the Rights Offering Units to the shares of common stock only, and therefore, no portion of the proceeds of such purchase price is ascribed to the Series Z Warrant component of the Rights Offering Unit. Accordingly, the dilution of tangible net book value per share of common stock is the difference between the purchase price of the Rights Offering Units as compared to the tangible net book value immediately after the issuance of Rights Offering Units.

The foregoing computations of tangible net book value per share are based on shares of common stock as of March 31, 2018, as follows: 17,509,654 shares issued and outstanding on a historical actual basis and 26,509,654 shares on a pro forma basis, as discussed above.

The foregoing computations of tangible net book per share do not include shares of common stock underlying: the shares of Series B Convertible Preferred Stock issued and outstanding as of March 31, 2018, stock options granted as of March 31, 2018, common stock purchase warrants issued and outstanding as of March 31, 2018, the Series Z Warrant component of the Rights Offering Units offered hereby, if any, and the unit purchase options issued and outstanding as of March 31, 2018.

PAVmed Inc.

Subscription Rights to Purchase Up to 9,000,000 Units

Consisting of an Aggregate of Up to 9,000,000 Shares of common stock and 9,000,000 Series Z Warrants to Purchase Up to 9,000,000 Shares of common stock at a Subscription Price of $1.15 Per Unit

Dealer-Managers

Maxim Group LLC

and

Dawson James Securities, Inc.

June 1, 2018